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NESTLÉ S.A.

CORPORATE COMMUNICATIONS
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2005 OCT -5 A 11:07
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Securities and Exchange Commission
Division of Corporate Finance
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U.S.A.

Vevey, 26 September 2005
FXP/uwu

Nestlé S.A. – Today's Press Release

SUPPL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Yours sincerely,

F.X.P.

F.X. Perroud
Vice President

dlw 10/5

Encl.

Nestlé

PRESS RELEASE

Nestlé S.A. To Launch New Growth Fund of EUR 500 Million To Be Run By Wolfgang Reichenberger – Paul Polman Appointed as New Nestlé CFO

Vevey, 26 September 2005 – At its meeting of 23 September 2005, the Board of Nestlé S.A. decided to set up the Nestlé Growth Fund with a committed capital of EUR 500 million to be invested over five to seven years. This new fund is intended to help Nestlé grow new promising businesses in the area of science and nutrition into a size that could allow them to be integrated into mainstream business units of the Group. The new step will contribute significantly to fostering and accelerating the Group's expansion into Health, Wellness and Nutrition, as the new fund will be investing in companies with products or processes in the final testing stage or about to come on the market.

Wolfgang Reichenberger, currently CFO of Nestlé, has expressed the wish to run this fund by forming a partnership with Dr. Gunnar Weikert, founder and Chairman of Inventages Venture Capital Investments Inc., and the Board of Nestlé S.A. has agreed. Mr. Reichenberger will therefore leave the Nestlé Group in January 2006 in order to devote himself full-time to creating this new partnership, and to manage the Fund.

As a consequence, the Board appointed Paul Polman, formerly Group President of Procter & Gamble Europe, to succeed Mr. Reichenberger as CFO of Nestlé on 1 January 2006. Mr. Polman, a Dutch national, with a degree in finance and an MBA, looks back on a very successful career of 26 years with Procter & Gamble. He started out in 1979 in finance and acquired a broad executive experience through assignments in Belgium, Holland, France, Spain, the UK and the USA, culminating in his latest assignment as head of Procter & Gamble's European business with sales of over CHF 15 billion. He brings an extensive experience in the consumer goods sector, as well as a background in finance to his new function.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "Wolfgang Reichenberger, in his five years as CFO, was instrumental in strengthening the performance culture in our Group. Bringing down overhead costs through the FitNes project, setting up shared service centers and conducting many structural and financing projects, such as the Alcon IPO, and finally launching the first share buy-back for cancellation, were significant contributions to Nestlé. He now has the opportunity of fulfilling his desire to be an independent entrepreneur, while still being connected to the Nestlé Group. I wish him much success and satisfaction in his new endeavor. I am happy that with Paul Polman we could attract such a high-profile executive as his successor. Paul Polman's knowledge of the industry and his finance background will allow him to continue and to enhance the Nestlé model that combines top-line growth with continuous margin improvement and a better return on capital."

Contacts:	Media:	François-Xavier Perroud	Tel.: +41-21-924 2596
	Investors:	Roddy Child-Villiers	Tel.: +41-21-924 3622